

January 25, 2011

<u>Via U.S. Mail</u>

Ruth Cruz Santos
Chief Executive Officer
Laredo Resources Corp.
Hero de Nacarozi #10, PO Box 177
C.P. 63732 Colonia Centro
Bucerias, Nayarit
Mexico

> **Re: Laredo Resources Corp.**
> **Registration Statement on Form S-1**
> **Filed December 29, 2010**
> **File No. 333-171457**

Dear Ms. Cruz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you have 3,570,000 shares outstanding of which the CEO owns 2,000,000 shares. So, the balance of shares held by non-affiliates is 1,570,000 of which 1,099,000 shares are being registered. Based on the significant number of non-affiliate shares being registered, it appears you are conducting an indirect primary offering in which the selling stockholders are acting as a conduit for the company to create a public trading market in the company's securities. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please fix the offering price for the duration of the offering and identify the selling stockholders as underwriters.

If you disagree, provide us with a detailed analysis as to why the offering by your non-affiliate shareholders should be considered a secondary offering. Your analysis should include, but not be limited to, explaining the relationship between the company and selling shareholders, any relationships among the selling shareholders, the manner in which each selling shareholder received the shares, how long the selling shareholders have held their shares, and the dollar value of the shares being registered in relation to the proceeds you received from the selling shareholders for the shares. Please also identify if any of the selling shareholders is in the business of buying and selling securities or confirm that this is not the case.

2. Please monitor the need to provide updated financial information, in accordance with Rule 8-08 of Regulation S-X.

3. Explain to us each of the following items:

    - who prepared the registration statement;

    - what basis the preparer had or source(s) upon which it relied in drafting the prospectus;

    - who created the business plan which is described;

    - how and when Ruth Cruz Santos (your sole director and officer) first came to be affiliated with Laredo Resources Corp.; and

    - the relationship between Ruth Cruz Santos and Luis Antonio Delgado Gonzalez, who, like Ms. Cruz, lives in Mexico and works for Bucerias Colibri Condominium and who filed a registration statement for a similar offering with a similar business plan in 2010 (Kinetic Resources Corp., file no. 333-169346).

    We may have additional comments based on your responses.

4. If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

    - Ruth Cruz Santos;

    - named legal counsel;

    - those responsible for Ms. Cruz's connection with Laredo Resources Corp.; and

    - any others who participated in the preparation of the prospectus disclosure in the registration statement.

5.   If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

6.   As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If accurate, and with a view toward disclosure, confirm to us that Ms. Cruz did not agree to purchase Laredo Resources Corp. shares or to serve as an officer or director of Laredo Resources Corp. at least in part due to a plan, agreement, or understanding that she would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that she has no such present intention, if true.

7.   Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

Prospectus Summary, page 5

8.   Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

9.   The second and third risk factors on page 9 state that Ms. Cruz is not trained as a geologist or engineer and that the ABR Claims have not been physically examined by Ms. Cruz or Mr. von Einsiedel. Include these disclosures into the Prospectus Summary.

Risk Factors, page 9

10.   We note your disclosures in the fifth paragraph on page 24 and the third paragraph on page 31 that you likely will not have access to outside debt financing or external credit facilities. Revise to provide a risk factor on this topic.

Because we will incur additional costs as the result of becoming a public company…, page 10

11.   You discuss in this risk factor increased costs in being a reporting company. Although we note your disclosure on the administrative fees for the first fiscal year, also disclose an

estimate of recurring fees incurred for being a reporting company. Also, provide this disclosure in the Liquidity and Capital Resources section.

Third parties may challenge our rights to our mineral properties…, page 12

12.   The second paragraph on page 5 states you have an option to acquire all the mineral rights for the ABR Claims which are on Bureau of Land Management property. Therefore we do not understand your statement in this risk factor that third parties may challenge your title and that your title may be defective. Please advise or revise.

Because title to the property is held in the name of another entity…, page 12

13.   Further, the second paragraph on page 5 states Arbutus holds only mineral rights to the ABR Claims. Therefore explain your statement in this risk factor that title to the property is recorded in the name of Arbutus Minerals LLC.

Determination of Offering Price, page 14

14.   The disclosure here states you intend to apply to FINRA over-the-counter bulletin for quotation. However, this is incorrect. As you state on the prospectus cover page, you must have a market maker file an application with FINRA for your common stock to be eligible for trading on the Over-the-Counter Bulletin Board. Please revise to be consistent throughout your filing. We also refer you to page 28.

Description of Business, page 21

15.   We note your disclosure at the top of page 21 that mineral exploration is essentially a research activity and that successful exploration often results in value being realized through optioning or selling of the claimed site to larger companies. Revise to provide this disclosure in the Prospectus Summary.

16.   The second and third paragraphs on page 21 appear to concern your acquisition of properties for mineral exploration and association with other parties for the development of these properties. However, this disclosure seems incongruent with the balance of your operations which is to investigate the ABR Claims. Please advise.

17.   We note the payment and expenditure schedules on page 21. Clarify what would happen if, for instance, you made payments until November 30, 2012 but failed to make the payment on November 30, 2013. Would you have recourse to the prior payments? Similarly, clarify what would happen if, for instance, you made expenditures until November 30, 2013 but failed to make the expenditures by November 30, 2014. Would you have recourse to the prior expenditures?

18.   We note your disclosure at the bottom of page 23 that after your review of Phase I you will assess whether Phases II and III are warranted. Please provide this disclosure in the Prospectus Summary. Further, make clear that you are obligated on the payments and expenditures listed on page 21 regardless of whether you proceed to Phases II and III.

19.   The last sentence in the fifth paragraph on page 24 states the existence of commercially exploitable mineral deposits in the ABR Claims is unknown at the present time and that you will not be able to ascertain such information until you examine the results of your exploration program. Provide this disclosure in the Prospectus Summary and a risk factor on this topic.

Regulation, page 25

20.   Your discussion in this section is too general. For instance, stating permits are required by local, state, and federal governmental agencies is not helpful. Revise to provide more specific disclosure.

Market for Common Equity and Related Stockholder Matters, page 28

21.   Please disclose that you are a shell company. Provide a discussion of the requirements of the safe harbor of Rule 144(i) for the resales of the securities currently held by your shareholders and the resales by purchasers of the securities being offered.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

22.   We note from the fourth paragraph on page 31 that you will acquire interests in additional mineral properties if you do not proceed with further exploration after Phase I. Provide this disclosure in the Prospectus Summary.

23.   Revise to quantify the costs for hiring outside consultants when Ms. Cruz resigns as Operator for the ABR Claims.

Liquidity and Capital Resources, page 32

24.   Revise to discuss your auditor's going concern opinion.

Directors, Executive Officers, Promoters and Control Persons, page 33

25.   Please provide the disclosure required by Item 401(g) of Regulation S-K or advise.

Significant Employees, page 33

26.   We note you have a verbal agreement with the consulting geologist who will perform certain services in exchange for usual and customary rates. Revise to estimate actual costs.

Exhibit 23.1 – Consent of De Joya Griffith & Company, LLC

27.   The consent identifies the financial statement periods audited as the period "… from inception (August 17, 2010) through June 30, 2010…" Please obtain and file a revised consent that identifies the proper financial statements periods audited, and included in the document.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Mark Shannon, Accounting Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via facsimile to 702-868-3312
        The Law Offices of Ryan Alexander